Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 30, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is further to our intimation to the stock exchanges dated March 31, 2021 regarding entering into partnership agreement with ABCD Technologies LLP (to be renamed as IndoHealth Services LLP).

In this regard, we hereby intimate that post admission of nine new partners in ABCD Technologies LLP on April 30, 2021, our partnership interest in ABCD Technologies LLP now stands revised at 6.45% entitling 6.45% share of profit/ loss and voting rights.

This is for your information and record.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary